SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Advanced Medical Optics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00763M108

1	Names of Reporting Persons Abbott Laboratories

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 58,846,214 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 58,846,214 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,846,214 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 93.5%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 00763M108

1	Names of Reporting Persons Rainforest Acquisition Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 58,846,214 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 58,846,214 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,846,214 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 93.5%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on January 21, 2009 by Abbott Laboratories, an Illinois corporation (“Abbott”), and Rainforest Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Abbott (the “Purchaser”), in connection with the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “Shares”), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).  Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information reported on the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 24, 2009.  The Offer was not extended. Computershare Trust Company, N.A., the depositary for the Offer, has advised Abbott that a total of approximately 56,395,914 Shares were validly tendered and not withdrawn (including approximately 6,657,258 Shares subject to guaranteed delivery procedures).  These Shares, together with the 2,450,300 Shares beneficially owned by Abbott and its wholly-owned subsidiaries, represent approximately 93.5% of AMO’s outstanding Shares.  The Purchaser has accepted for payment all Shares that were validly tendered in the Offer.

(c)  Except as described herein, no transactions in AMO Shares were effected by Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any of their respective executive officers and directors, during the 60 days prior to the date hereof.

(d) — (e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories

	By:	/s/ William J. Chase
William J. Chase
Vice President and Treasurer

Rainforest Acquisition Inc.

	By:	/s/ William J. Chase
William J. Chase
Vice President and Treasurer

Dated: February 25, 2009